Clinger & Co., Inc.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2015

	Common Stock		Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2013	1,000	$ 1,000	$28,916	758	$30,675
Distribution			-		-
Contribution			-		
Prior Period Adjustment					
Net Income				(2,788)	(3,623)
Balance, December 31, 2014	1,000	$ 1,000	$28,916	($2,030)	$27,886

The accompanying notes are an integral part of these financial statements.